UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33.30029520-8

PUBLICLY-HELD COMPANY

EXTRACT OF ITEMS (3) AND (5) OF THE MINUTES OF THE 23RD MEETING OF THE BOARD OF

DIRECTORS, HELD ON MARCH 20, 2013

As secretary of the meeting of the Board of Directors, I CERTIFY that items (3) and (5), of the Agenda of the Minutes of the 23rd Meeting of the Board of Directors of Oi S.A., held on March 20, 2013, at 10 a.m., at Praia de Botafogo, No. 300, 11th floor, room 1101, Botafogo, in the City and State of Rio de Janeiro, read as follows:

“Turning to item (3) of the Agenda, Mr. Bayard Gontijo presented a cost-effective proposal to raise funds for the Company, through an issuance of debentures, not convertible into shares, unsecured (“Debentures”), in accordance with CVM Instruction No. 476, of January 16, 2009 (“CVM Instruction 476”). The issuance will have the following characteristics: (a) Issuer: the Company; (b) Amount: up to R$1,500,000,000.00 (one billion, five hundred million reais); (c) Term: 6 years, bullet maturity; (d) Banks: Banco do Brasil and/or its affiliates and/or other highly rated financial institutions to be determined; (e) Interest amortization: annual; (f) Compensation: CDI + 0.75% per annum. Interest payments will be made annually. Interest will be charged on the principal amount and will be equivalent to the accumulated variation of the daily average rates of daily interbank deposits, calculated and published by CETIP S.A. – Mercados Organizados (“CETIP”), namely “DI over extra-group”, based on 252 business days, expressed as a percentage per annum (“DI Rate”), plus a maximum fixed rate of 0.75% per annum based on 252 business days; (g) Series: one or more series, with the possibility that the additional series be part of another issuance of debentures by the Company, in accordance with CVM Instruction 476, already approved, but not taking place until the date of issuance; (h) Form: nominative, book-entry, without issuing certificates; (i) Amount: up to 150,000 (one hundred and fifty thousand) Debentures, with an individual value of R$10,000.00 (ten thousand reais) per Debenture, totaling up to R$1,500,000,000.00 (one billion, five hundred million reais) on the date of issuance; (j) Type: unsecured, simple, not convertible into shares, without guaranty; (k) Early Redemption: As of the second year, with a premium of 0.10% per annum for the remaining period, between the redemption date and the maturity date; (l) Acceleration: the maturity of the Debentures may be accelerated in the cases provided under the Deed of Issuance of the Debentures, which will be based on the usual market and Company practices, and for which the Company’s Executive Board is delegated the necessary powers to negotiate; (m) Book-entry: The Debentures will be listed for trading in the secondary market through Module CETIP21, managed and operated by CETIP, which is also the custodian of the Debentures; (n) Issuance date: to be defined in the Deed of Issuance of the Debentures. The directors approved the proposal unanimously and delegated to the Company’s Executive Board the powers to take all necessary measures for the issuance of the Debentures, including with regard to the hiring of the underwriters, custodian bank, bank representative, legal counsel and other participants in the offering.”

“Turning to item (5) of the Agenda, Mr. Bayard Gontijo presented the following proposals to raise funds for the Company: (i) through the public issuance of Promissory Notes in Brazil, with restricted placement efforts, pursuant to CVM Instruction 476 (“Promissory Notes”), in the amount of up to R$1,200,000,000.00 (one billion, two hundred million reais). The issuance will have the following characteristics: (a) Principal Amount: up to R$1,200,000,000.00 (one billion, two hundred million reais); (b) Issuer: the Company; (c) Amount: up to R$1,200,000,000.00 (one billion, two hundred million reais) (under a firm commitment underwriting regime); (d) Banks: BTG Pactual S.A., and/or HSBC Bank Brasil S.A. – Banco Múltiplo, and/or Banco do Brasil S.A., and/or Banco Santander S.A., and/or Banco Itaú Unibanco S.A. and/or Banco Bradesco S.A. and/or their respective affiliates; (e) Term: 90 days (bullet maturity); (f) Interest amortization: bullet; (g) Compensation: 104% of CDI; (h) Series: single; (i) Amount: up to 1,200 (one thousand two hundred) Promissory Notes, with an individual amount of R$1,000,000.00 (one million reais) per Note, totaling up to R$1,200,000,000.00 (one billion, two hundred million reais) on the date of issuance; (j) Interest: the payment of interest will take place on the maturity date. Interest will be charged on the principal amount and will be equivalent to 104% of the accumulated variation of the daily average rates of daily interbank deposits, calculated and published by CETIP S.A. – Mercados Organizados (“CETIP”), namely “DI over extra-group”, based on 252 business days, expressed as a percentage per annum, based on 252 business days (“DI Rate”); (k) Early Redemption: the Issuer may, pursuant to paragraphs 2 and 4 of article 7 of CVM Instruction No. 134/1990, at any time, at its sole discretion, redeem the Promissory Notes outstanding, in full but not in part, without premium. Holders of the Promissory Notes will grant their express consent to the voluntary early redemption of the Promissory Notes upon subscribing to, paying for or otherwise acquiring the Promissory Notes; (l) Acceleration: the maturity of the Promissory Notes may be accelerated in the cases provided in the Promissory Notes, which will be based on the usual market and Company practices, and for which the Company’s Executive Board is delegated the necessary powers to negotiate; (m) Registration: The Promissory Notes will be listed for trading in the secondary market through Module CETIP21, managed and operated by CETIP, which is also the custodian of the Promissory Notes; and (n) Payment Location; payments on each Promissory Note will take place in accordance with the procedures adopted by CETIP; and (ii) through an issuance of unsecured, simple debentures, not convertible into shares, in up to two series, in the amount of up to R$1,200,000,000.00 (one billion, two hundred million reais), in accordance with CVM Instruction No. 400, of December 29, 2003 (“ICVM 400”). The issuance will have the following principal characteristics: (a) Issuer: the Company; (b) Amount: up to R$1,200,000,000.00 (one billion, two hundred million reais) in up to two series (“vasos comunicantes” structure); (c) Term: 7 years for the Interbank Certificate of Deposit (Certificado de Depósito Interbancário) (“CDI”) series, with annual amortizations in the final two years, and 10 years for the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) (“IPCA”), calculated and released by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) (“IBGE”) series, with annual amortizations in the final three years; (d) Maximum Interest Rate: CDI + 0.85% per annum for the CDI series and NTN-B 2022 + 0.75% per annum for the IPCA series; (e) Coordinators: BTG Pactual S.A., and/or HSBC Bank Brasil S.A. – Banco Múltiplo, and/or Banco do Brasil S.A., and/or Banco Santander S.A., and/or Banco Itaú Unibanco S.A. and/or Banco Bradesco S.A. and/or their respective affiliates; (f) Series: up to two series for public distribution in Brazil, pursuant to ICVM 400. The Debentures will be allocated to each series according to demand (“vasos comunicantes” structure); (g) Type: unsecured, simple, not convertible into shares; (h) Form: nominative, book-entry, without certificates; (i) Amount: up to 120,000 (one hundred and twenty thousand) Debentures in two series, with an individual amount of R$10,000.00 (ten thousand reais) per Debenture, totaling up to R$1,200,000,000.00 (one billion, two hundred million reais) on the date of issuance; (j) Date of Issuance and Maturity: the date in which Debentures are subscribed for and paid in will be deemed the date of issuance of the Debentures (“Date of Issuance”), and the maturity dates will be 7 years from the Date of Issuance for the first series and 10 days from the Date of Issuance for the second series (“Maturity Date”); (k) Amortization: Amortization of principal will be annual in the final two years (6th and 7th years) for the first series and annual in the final three years (8th, 9th, and 10th years) for the second series; (l) Interest: Interest payments will occur semi-annually for the first series and annually for the second series. For the first series, interest will be charged on the principal amount and will be equivalent to the DI Rate, plus a maximum fixed rate of 0.85% per annum, based

This page is an integral part of the Minutes of the 23rd Meeting of the Board of Directors of Oi S.A., held on March 20, 2013.

on 252 business days. The nominal amount of the Debentures of the second series will be adjusted, beginning on the Date of Issuance, by the variation of the IPCA (“Adjusted Nominal Amount of the Second Series”). Interest will be charged on the Adjusted Nominal Amount of the Second Series and will be equivalent to NTN-B maturing in 2022, pursuant to the rates disclosed at www.andima.com.br, fixed up to the pricing date, increased by a maximum fixed rate of 0.75% per annum, based on 252 business days. The interest rates to be applied to the two series will be determined through a bookbuilding process; (m) Acceleration: the maturity of the Debentures may be accelerated in the cases provided under the Deed of Issuance of the Debentures, which will be based on the usual market and Company practices, and for which the Company’s Executive Board is delegated the necessary powers to negotiate; (n) Early redemption; at the Company’s discretion, permitted only for the CDI series and during the last three years only, with a premium of up to 1.05% if exercised between the 48th and 59th months, up to 0.5% if exercised between the 60th and 72nd months, and up to 0.3% if exercised between the 73rd and 84th months; (o) Subscription and Payment Procedure: payment will in one lump sum, at the applicable subscription price, upon subscription, in Brazilian currency; (p): Registration: the Debentures will be registered (1) for primary distribution through (i) the Asset Distribution Module (MDA – Módulo de Distribuição de Ativos), managed and operated by CETIP, (ii) the Asset Distribution System (DDA – Sistema de Distribuição de Ativos), managed and operated by the São Paulo Stock Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros) (“BM&FBOVESPA”), which distribution will be liquidated through the BM&FBOVESPA; and (2) for trading in the secondary market, primarily through mechanisms that permit the direct intervention of third parties, through (i) CEPIP21, managed and operated by CETIP, with traded liquidated and the debentures held electronically by CETIP and/or (ii) BOVESPAFIX, managed and operated by the BM&FBOVESPA. The directors approved the proposal unanimously and delegated to the Company’s Executive Board the powers to take all necessary measures for the issuance of the Promissory Notes and the Debentures, including with regard to the hiring of the underwriters, custodian bank, bank representative, legal counsel and other participants in the offering.”

A majority of the Board of Directors was present and signed as follows: José Augusto da Gama Figueira; João Carlos de Almeida Gaspar; Armando Galhardo N. Guerra Junior; Rafael Cardoso Cordeiro; Sergio Franklin Quintella; Alexandre Jereissati Legey; Fernando Magalhães Portella; Cristiano Yazbek Pereira; José Valdir Ribeiro dos Reis; Marcelo Almeida de Sousa (alternate); Carlos Augusto Borges; Renato Torres de Faria; Shakhaf Wine and Fernando Marques dos Santos.

Rio de Janeiro, March 20, 2013.

Maria Gabriela Campos da Silva Menezes Côrtes

Secretary of the Meeting

This page is an integral part of the Minutes of the 23rd Meeting of the Board of Directors of Oi S.A., held on March 20, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2013

OI S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Chief Financial Officer and Investor Relations Officer